UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42483

CTRL GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Other Events

On March 14, 2025, CTRL Group Limited, a British Virgin Islands business company limited by shares (the “Company”), made available the Company’s unaudited Financial Results for the six months ended September 30, 2024. A copy of the report is attached hereto as Exhibit 99.1.

Exhibit No.	Exhibit
99.1	Financial Results of CTRL Group Limited as of and for the six months ended September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025	CTRL GROUP LIMITED

	By:	/s/ Lau Chi Fung
Lau Chi Fung
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Financial Results of CTRL Group Limited as of and for the six months ended September 30, 2024

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